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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                            TRIKON TECHNOLOGIES INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                   72753M109
                   -----------------------------------------
                                (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.     72753M109                 13G            PAGE   2   OF   4   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Froley, Revy Investment Co., Inc.
                  95-2931677
-------------------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

-------------------------------------------------------------------------------

  (3)     SEC USE ONLY

-------------------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
                           L.A., CA  USA
-------------------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        NONE
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         NONE
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       255,836
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   NONE
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             255,836 owned in the form of 4,000,000 convertible 144A Notes. (conversion ratio 63.959)
-------------------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

-------------------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              1.28%
-------------------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 72753M109                                           PAGE 3 OF 4 PAGES
-------------------                                           -----------------


ITEM #4
-------

OWNERSHIP.

      (a)   Amount Beneficially Owned:                      255,836

      (b)   Percent of Class:                               1.28%

      (c)   Number of Shares as to which such person has:

         (i)  sole power to vote or to direct the vote:                  NONE

        (ii)  shared power to vote or to direct the vote:                NONE

       (iii)  sole power to dispose or to direct the disposition of:  255,836

        (iv)  shared power to dispose or to direct the disposition of:   NONE


ITEM #5

Ownership of Five Percent or Less of a Class: 1.28%


ITEM #10
-------

CERTIFICATION:     By signing below I certify that, to the best of my
                   knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction have such purposed or effect.

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CUSIP NO. 72753M109                                     PAGE  4  OF   4   PAGES
       ----------------                                 -----------------------


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


----------------------------                          -------------------------
Andrea O'Connell                                      Date
Managing Director
Froley, Revy Investment Co., Inc.